Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Year ended December 31,	2007		2006		2005		2004		2003

Earnings:
Net income from operations after tax	$68,641		$75,609		$54,715		$45,421		$40,752
Applicable income taxes	36,793		41,499		29,310		23,929		22,267

Income before taxes	105,434		117,108		84,025		69,350		63,019

Fixed charges:
Interest expense excluding interest on deposits	5,193		7,415		5,360		4,397		5,000
Portion of rents representative of interest	—		—		194		293		325
Amortization of subordinated debenture/trust preferred securities issuance costs	323		37		41		44		961

Fixed charges excluding interest on deposits	5,516		7,452		5,595		4,734		6,286

Interest on deposits	120,761		98,545		58,189		38,024		43,614

Fixed charges including interest on deposits	$126,277		$105,997		$63,784		$42,758		$49,900

Earnings before fixed charges excluding interest on deposits	$110,940		$124,560		$89,620		$74,084		$69,305

Earnings before fixed charges including interest on deposits	231,711		223,105		147,809		112,108		112,919

Fixed charges excluding interest on deposits	5,516		7,452		5,595		4,734		6,286
Fixed charges including interest on deposits	126,277		105,997		63,784		42,758		49,900

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	20.11	x	16.71	x	16.02	x	15.65	x	11.03	x
Including interest on deposits	1.83	x	2.10	x	2.32	x	2.62	x	2.26	x